SMITH BARNEY INVESTMENT FUNDS INC.
Smith Barney Group Spectrum Fund


Sub-Item 77C:

(a)Registrant incorporates by reference Registrant's
Proxy Statement dated  December 6, 2004, filed on December
6, 2004.  (Accession No. 000119312504208149).

PROPOSAL 1: To approve an Agreement and Plan of
Reorganization providing for (i) the acquisition of all of the assets of the Acquired Fund in exchange for shares of the corresponding class of Smith Barney Appreciation Fund
Inc. (the Acquiring Fund), and the assumption by the Acquiring Fund of all of the liabilities of the Acquired
Fund, (ii) distribution to shareholders of the Acquired
Fund of such shares of the Acquiring Fund in liquidation of the Acquired Fund and cancellation of the Acquired
Funds outstanding shares and (iii) the subsequent termination of the Acquired Fund as a series of Investment
Funds.





(b)Results of Special Meeting of Shareholders held on February 25, 2005:

Report of Voting:

Total Outstanding Shares:  11,038,307.497

Total Shares Voted:	    6,374,400.953

% of Outstanding Shares Voted:	57.748%


Proposal 1 - To approve merger of the Fund:

	         Number		  Percent of
		of Shares Voted	  Voted Shares


For:		5,660,860.537	     88.806%
Against:	187,949.95	      2.949%
Abstained:	525,590.466	      8.245%